UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number: 33-50273

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Procter & Gamble Commercial
Company Employees' Savings Plan

Date: June 27, 2008
By:  /s/ Thomas J. Mess

     Thomas J. Mess
Secretary, Trustees of The
Procter & Gamble Commercial
Company Employees' Savings Plan

EXHIBIT INDEX

Exhibit No.

      23     Consent of Deloitte & Touche LLP

The Procter & Gamble
Commercial Company
Employees’ Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006,
and Supplemental Schedules as of and for the
Year Ended December 31, 2007, and Report of
Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007	8

Form 5500, Schedule H, Part IV, Line 4j-Schedule of Reportable Transactions for the Year Ended December 31, 2007	9

All others schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Trustees of
    The Procter & Gamble Commercial Company
    Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

SAN JUAN, PUERTO RICO
June 4, 2008

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Investments-at fair value:
Participant-directed invesments	$8,234,288	$7,221,176
Non participant-directed investments—
The Procter & Gamble Company common stock	10,979,505	9,224,924

Total investments	19,213,793	16,446,100

LIABILITIES—Excess contributions payable	74,963	81,787

NET ASSETS AVAILABLE FOR BENEFITS	$19,138,830	$16,364,313

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Contributions:
Participants	$1,137,042	$1,051,049
Employers	342,469	255,452

Total contributions	1,479,511	1,306,501

Investment income:
Net appreciation in fair value of investments	1,429,900	1,502,727
Dividends	682,741	516,325
Interest	23,133	31,439

Total investment income	2,135,774	2,050,491

Total additions	3,615,285	3,356,992

DEDUCTIONS—Benefits paid to participants	840,768	828,539

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,774,517	2,528,453

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	16,364,313	13,835,860

End of year	$19,138,830	$16,364,313

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following description of The Procter & Gamble Commercial Company Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial, LLC (formerly The Procter & Gamble Commercial Company), Olay LLC (formerly Olay Company, Inc.), and Procter & Gamble Pharmaceuticals Puerto Rico LLC (formerly Procter & Gamble Pharmaceuticals Puerto Rico, Inc.) (collectively, the “Companies”). In order to be elegible to participate in the Plan, employees must be residents of Puerto Rico, have completed one year of service and be age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute up to 10 percent of their pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The Companies’ matching contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The Companies’ contributions plus actual earnings thereon are 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans to Participants — Loans to participants are not permitted.

Forfeited Accounts — During the years ended December 31, 2007 and 2006, employers’ contributions were reduced by $2,000 and $91,521, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the
   United States of America.

   Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

    Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

    Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments.
    Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The market value of the units of the common/collective trust is determined based on the underlying market value of the investments in the funds. Quoted market prices are used to value the underlying investments that comprise the units in the common/collective trust. The Plan’s investments in The Procter & Gamble Company and the
    J.M. Smucker Company common stock are valued at quoted market prices.

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

    Payment of Benefits — Benefits are recorded when paid.

    Plan Expenses — All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Companies.

    Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) limits. As of December 31, 2007 and 2006, net assets available for benefits included approximately $74,963 and $81,787, respectively, payable to certain active participants for excess deferral contributions. Excess contributions are recorded as benefit payments when distributed.

3.	INVESTMENTS

          The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006, are as follows:

	2007	2006

The Procter & Gamble Company common stock -
149,543.79 and 143,533.90 shares, respectively	$10,979,505	$9,224,924
Oakmark Equity & Income Fund I - 80,098.20
and 72,715.01 units, respectively	2,153,040	1,881,864
Royce Low Priced Stock Fund - 84,585.01
and 73,205.32 units, respectively	1,250,166	1,232,045
Barclays Global Investor S&P 500 Stock Fund- 16,240.26
and 15,748.41 units, respectively	2,849,678	2,668,980
Fidelity Diversified International Fund - 26,578.162 units	1,060,469

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Common stock	$1,365,105	$926,126
Common collective trust fund	93,003	301,432
Mututal funds	(28,208)	275,169

Total	$1,429,900	$1,502,727

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (the common stock of The Procter & Gamble Company) is as follows:
	2007	2006

Net assets at December 31	$10,979,505	$9,224,924

Changes in net assets for the years ended
December 31, 2007 and 2006:
Contributions	$827,835	$731,450
Net appreciation in fair value of investment	1,362,761	927,150
Dividends	199,065	170,546
Benefits paid to participants	(486,253)	(477,099)
Net transfers to participant directed investments	(142,153)	(47,103)
Other receipts (disbursements)	(6,674)	31,033

Net increase in net assets	1,754,581	1,335,977

The Procter & Gamble Company common stock—
beginning of year	9,224,924	7,888,947

The Procter & Gamble Company common stock—
end of year	$10,979,505	$9,224,924

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan, and interest bearing deposits with JP Morgan Chase Bank and Banco Popular de Puerto Rico, the trustee and custodian, respectively, as defined by the Plan. JP Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 149,543.79 and 143,533.90 shares, respectively, of the common stock of The Procter & Gamble Company (the ultimate parent of the Companies), with a cost basis of $7,163,560 and $6,580,147, respectively. Related dividend income for the years ended December 31, 2007 and 2006, amounted to $199,065 and $170,546, respectively.

6.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.	INCOME TAXES

The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code (PRIRC), as amended. The Plan is not qualified under Section 401(a) of the U.S. Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SCHEDULE I

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007

		Description of
Identity of Issue		Investment	Cost	Fair Value

The Procter & Gamble Company	*	Common stock	$ 7,163,560	$ 10,979,505

The J.M. Smucker Company		Common stock	**	39,240

Oakmark Equity & Income Fund I		Mutual fund	**	2,153,040

Royce Low Priced Stock Fund		Mutual fund	**	1,250,166

JP Morgan Prime Money Market
Fund	*	Mutual fund	**	464,104

Pimco Total Return Institutional Fund		Mutual fund	**	398,039

Fidelity Diversified International Fund		Mutual fund	**	1,060,469

Barclays Global Investor S&P 500 Stock		Common collective
Fund		trust fund	**	2,849,678

JP Morgan Chase Bank	*	Deposit	**	17,161

Banco Popular de P.R. (Time Deposit)	*	Time Deposit open account (variable interest rate 5.02%)	**	2,391

Total				$ 19,213,793

* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

SINGLE TRANSACTIONS—None.

SERIES OF TRANSACTIONS:

Current
Value of
					Asset on	Net
	Number of	Purchase	Sales	Cost of	Transaction	Gain
Description of Asset	Transactions	Amount	Amount	Asset	Date	on Sale

The Procter & Gamble
Company common stock *	38	$1,087,590	$-	$1,087,590	$1,087,590	$-

* Party-in-interest.